Exhibit 23.2

KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

The Board of Directors

New York City REIT, Inc.:

We consent to the use of our report dated March 15, 2019, with respect to the consolidated balance sheet of New York City REIT, Inc. as of December 31, 2018, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (and financial statement schedule III) incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

New York, New York

October 1, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.